4/12


05007174

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cadre Resources Ltd.

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2911 FISCAL YEAR 10-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 4/12/05

82-2911


SEC MAIL PROCESSING
RECEIVED
APR 08 2005
WASH, D.C. 202 SECTION

CADRE RESOURCES LTD.
P.O. Box 78
Christina Lake, B.C. V0H 1E0
Tel: (250) 447-6641

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AR/S
10-31-04

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of **Cadre Resources Ltd.** (the "Company") will be held at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, on **Wednesday, April 13, 2005** at **11:00 a.m.** (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive the audited financial statements of the Company and its subsidiaries for the fiscal period ended Ocotber 31, 2004, including the accompanying notes and the auditor's report and the annual Management Discussion and Analysis.

2. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

3. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

4. To elect directors to hold office until the close of the next Annual General Meeting.

5. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The audited financial statements of the Company including the accompanying notes and auditor's report for the financial year ended October 31, 2004 accompany this Notice.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to **April 13, 2005** being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on **March 9, 2005** as the record date for determining holders of common shares who are entitled to vote at the Meeting.

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A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 11th day of March, 2005.

BY ORDER OF THE BOARD
Cadre Resources Ltd.

"R. Page Chilcott"

R. Page Chilcott, President

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CADRE RESOURCES LTD.

P.O. Box 78
Christina Lake, B.C. V0H 1E0
Tel: (250) 447-6641

MANAGEMENT INFORMATION CIRCULAR

As at March 11, 2005
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Cadre Resources Ltd. (the "Corporation"), at the time and place and for the purposes set forth in the Notice of Meeting.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation.

NOTICE OF RECORD DATE

A notice pertaining to the Meeting and establishing the record date on **March 9, 2005,** as required by Section 134 of the *Canada Business Corporations Act* (the "Act"), was delivered to the British Columbia Securities Commission, the Alberta Securities Commission and the TSX Venture Exchange and was published in the Globe & Mail on **February 25, 2005**.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Corporation's management. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so** either by:

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

Pursuant to Section 148(4) of the Act, a shareholder who has given a proxy may revoke it by an instrument in writing by the shareholder or by his attorney in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the office of Computershare Trust Company of Canada, Proxy Trust Department, or to the registered office of the Corporation, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Corporation knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Shares registered in their own names. These shareholders ("Beneficial Shareholders") should note that only proxies deposited by persons whose names appear on the register of shareholders of the Corporation ("Registered Shareholders") can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the name of the shareholder on the Corporation's Central Securities Register. Such shares will, more likely, be registered under the name of the shareholder's broker or its nominee. In Canada, the vast majority of such Shares are registered under the name of CDS & Co., which acts as a nominee for many Canadian brokerage firms. Shares held by brokers for their clients can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting the Shares for their clients. The Corporation does not know for whose benefit the Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures, and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by a broker is identical to the form of proxy provided to Registered Shareholders. However, its purpose is limited to instructing the broker/nominee how to vote on behalf of the Beneficial Shareholder. Most brokers delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically provides Beneficial Shareholders with their own form of proxy, and asks Beneficial Shareholders to return the proxy forms to ADP or to vote their Shares by telephone. A Beneficial Shareholder receiving such a proxy from ADP cannot use that proxy to vote his or her shares directly at the Meeting. Accordingly, it is strongly recommended that Beneficial Shareholders return their completed proxies, or record their votes by telephone with ADP, well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a) any director or executive officer of the Corporation at any time since the commencement of the Corporation's last completed financial year;

(b) any proposed nominee for election as a director of the Corporation; and

(c) any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS, DIRECTORS REPORT, MANAGEMENT'S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION

The Report of the Directors to Shareholders and the consolidated financial statements of the Corporation for the year ended October 31, 2004 (the "Financial Statements"), including the accompanying notes and the auditor's report, will be presented to the shareholders at the Meeting. These documents are being mailed to shareholders with this Information Circular.

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. A securityholder may contact the Corporation to request copies of the Corporation's financial statements and Management's Discussion and Analysis ("MD&A"). Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year.

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Corporation will recommend to the Meeting to appoint Davidson & Company, of 1200-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. V7Y 1G6, as auditor of the Corporation to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Davidson & Company was first appointed auditor of the Corporation on February 5, 2001.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares without par value (the "Common Shares"). 14,526,746 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Corporation fixed **March 9, 2005** as the record date for the determination of the shareholders entitled to vote at the Annual General Meeting.

To the knowledge of the directors and senior officers of the Corporation, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation:

Name	Number of Voting Securities	Percentage of Issued Voting Securities
Nick Shimazo Nishiwaki	1,947,551 Common	13.34%
Samarina Worldwide Ltd.[1]	2,433,227 Common	16.67%

(1). Samarina Worldwide Ltd. is a non-reporting company controlled by the Sandner Family Trust, of which Stanley L. Sandner, a director of the Corporation, is a beneficiary

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Corporation. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation or he becomes disqualified to act as a director.

In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE CORPORATION HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Country of Ordinary Residence	**Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years[2]**	**First and Present Position with the Corporation[1]**	**Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised[3]**
Stanley L. Sandner Canada	Geologist, Chairman, Chief Executive Officer and Director of the Corporation	Chairman, Chief Executive Officer (Jan.11/1995 to date) and Director (Jan.5/1995 to date)	2,545670[5]
R. Page Chilcott[4] Canada	President and Director of the Corporation	Director, Jan.5/1995 to date; President, Mar.13/1995 to date	104,200 [6]
David R. Hagler[4] U.S.A.	Vice-President, Hagler Systems	Director, Apr.20/2001 to date	26,488
Carlos Bacalao, Römer Venezuela	Lawyer	Director, Apr.12/1996 to date	Nil
Marcello M. Viega[4] Canada	Assistant Professor, Department of Mining and Mineral Process Engineering, University of British Columbia	Director, Jun.20/2002 to date	Nil

(1) For the purposes of disclosing positions held in the Corporation, "Corporation" shall include the Corporation and/or a parent or subsidiary thereof. The term of office of each director or proposed director will expire at the next Annual General Meeting.

(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3) Securities beneficially owned by directors is based on information furnished to the Corporation by the nominees.

(4) Member of Audit Committee.

(5) 2,433,227 of these shares are registered in the name of Samarina Worldwide Ltd. is a non-reporting company controlled by the Sandner Family Trust, of which Stanley L. Sandner, a director of the Corporation, is a beneficiary.

(6) 64,200 of these shares are registered in the name of RPC Holdings Ltd., a private company controlled by R. Page Chilcott.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a) Summary of General Requirements

The Corporation has adopted an Incentive Stock Option Plan (the "Existing Plan") which complies with the rules set forth for such plans by the TSX Venture Exchange (the "Exchange") in that at no time may more than 5% of the outstanding issued common shares be reserved for incentive stock options granted to any one individual, subject to acceptance by the Exchange. The Existing Plan provides for the issuance of options to directors, officers and employees of the Corporation and its subsidiaries to purchase common shares of the Corporation. The stock options may be issued at the discretion of the Board of Directors and may be exercisable during a period not exceeding five years. Stock options granted under the Existing Plan will vest in equal quarterly tranches over a period of not less than 18 months. At no time will more than 2,080,000 shares be under option pursuant to the Existing Plan. The exercise price will not be lower than the "market price" of the Shares on the Exchange at the time of grant. In the context of the Existing Plan, "market price" means the last closing price of the Corporation's shares on the day immediately preceding the date on which the directors grant and publicly announce the options and will not otherwise be less than $0.10 per share. A four-month hold period on all shares issued pursuant to stock options is imposed by the Exchange from the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price of options granted to persons who are insiders of the Corporation at the time of the proposed amendment.

Effective as of August 15, 2003, the Corporation commenced trading on the NEX Board.

(b) Granting of Options

During the most recently completed financial year (November 1, 2003 to October 31, 2004) (the "Financial Period"), no incentive stock options were granted to directors and other insiders of the Corporation.

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Corporation.

(c) Exercise of Options

The following are particulars of incentive stock options exercised by the directors and other insiders of the Corporation during the Financial Period:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value[1]
66,666	$0.20	Mar.26/2004	$0.11	$5,999.94
10,000	$0.20	Mar.26/2004	$0.11	$900

(1) Aggregate net value represents the market value at exercise less the exercise price at the date of exercise.

(d) Summary of Number of Securities under Option

In summary:

(i) no incentive stock options to purchase common shares without par value were granted during the Financial Period.

(ii) as at the date hereof, incentive stock options to purchase up to a total of 404,334 common shares are outstanding, all of which options pertain to insiders.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers and senior officers of the Corporation or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Corporation (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Corporation's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Corporation, any proposed director of the Corporation or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. The term "informed person" as defined in National Instrument 51-102, *Continuous Disclosure Obligations*, means:

(a) a director or executive officer of a reporting issuer;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Debt Settlement

A. By news release, dated January 15, 2004, the Corporation agreed to settle in full bona-fide indebtedness in the amount of $285,538 of Samarina certain trade creditors by the conversion thereof into 1,969,227 common shares of the Corporation at a price of $0.145 per share. The aforesaid shares were issued on April 29, 2004.

B. By news release, dated July 8, 2004, the Corporation agreed to settle in full bona-fide indebtedness in the amount of $151,630 of certain trade creditors by the conversion thereof into 1,123,185 common shares of the Corporation at a price of $0.135 per share. In this regard, 975,037 shares of the Corporation will be issued to Samarina Management Consultants ("Samarina"), a non-reporting company controlled by the Sandner Family Trust, of which Stanley L. Sandner, a director of the Corporation, is a beneficiary and 148,148 shares of the Corporation will be issued to a director and officer of the Corporation in settlement of indebtedness in the amount of $20,000. As of the date hereof, the aforesaid shares have not been issued.

Reference is also made to the heading "Incentive Stock Options ".

MANAGEMENT CONTRACTS

There are no management functions of the Corporation or any of its subsidiaries which are to any substantial degree performed by a person other than a director or executive officer of the Corporation or any of its subsidiaries save except as set forth below:

By agreement made as of January 5, 1995 between the Corporation and RPC Holdings Ltd. ("RPC"), RPC agreed to provide management and administrative services to the Corporation for an initial term of one year at the rate of $2,500 per month, plus expenses, for the first three months and at the rate of $3,500 per month, plus expenses, for the remaining nine months. By resolutions of the directors, the aforesaid rate was increased to $5,500 per month, plus expenses, effective as of April 1996 on a month-to-month basis. RPC is a non-reporting company, controlled as to 50% by R. Page Chilcott, the President and a director of the Corporation, and as to 50% by his wife, Sally Chilcott.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's Board of Directors and management have established certain corporate governance practices which, in the opinion of the Board, are consistent with the overall business of the Corporation and its stage of development.

A. Mandate and Responsibility of the Board

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Corporation. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Corporation. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas set forth in the Guidelines:

- the strategic planning process of the Corporation;
- identification and management of the principal risks associates with the business of the Corporation;
- planning for succession of management;
- the Corporation's policies regarding communications with its shareholders and others; and
- the integrity of the internal controls and management information systems of the Corporation.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Corporation and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. Certain key shareholders of management are shareholders of the Board, giving the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and visit the operations of the Corporation. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Corporation's operations, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Corporation. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

The present Chairman is also the Corporation's Chief Executive Officer. The Board has considered whether it is necessary or appropriate to appoint a Chairman of the Board who is not involved in management. The Board is satisfied that the Board can perform its supervision responsibilities properly through the procedures followed both at meetings of the full Board and its committees and through other reviews of the Corporation's affairs, without appointing an outside Chairman.

B. Composition of the Board

The Board is comprised of five directors. Two of the directors and officers are employees of the Corporation and are involved in management of the Corporation. As such, they are " related directors" for the purposes of the Guidelines.

The Corporation does not have a single significant shareholder, being a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.

The Board considers that the three directors who are not involved in management are "unrelated directors" for the purposes of the Guidelines since it considers that they are free from any interests or any other business or other relationships which could, or could reasonably be perceived to, materially interfere with their ability to act or exercise judgment in the best interests of the Corporation. If any conflict of interest situation arises, the directors involved abstain from voting, in accordance with corporate law principles.

The Board considers that the composition of the Board does not meet the Guidelines. Notwithstanding the foregoing, given the limited activities of the Corporation and composition of the shareholders of the Corporation, the Board considers itself to have an appropriate composition.

The Board considers its size to be appropriate and effective for the carrying out of its responsibilities.

C. Description of Board Committees

Part 6.2, *Required Disclosure*, of Multilateral Instrument 52-110 ("MI 52-110"), *Audit Committees*, of the Canadian Securities Administrators requires the Corporation, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

In accordance with the definitions set forth in National Instrument 51-102, *Continuous Disclosure Obligations*, a "venture issuer" means a reporting issuer that, as at the applicable time, did **not** have any of its securities listed or quoted on any of the Toronto Stock Exchange, a U.S. marketplace or a marketplace outside Canada and the United States. The Corporation is a "venture issuer" and is relying on the exemption in Part 6.1, *Venture Issuers*, of MI 52-110 with respect to the requirements of Part 3, *Composition of the Audit Committee*, and Part 5, *Reporting Obligations*.

The Corporation's audit committee is governed by an audit committee charter, the text of which is attached as Schedule "B" to this Information Circular.

The Corporation's audit is comprised of three directors, as set forth below:

R. Page Chilcott	David R. Hagler	Marcello M. Viega

As defined in MI 52-110:

- R. Page Chilcott is not "independent";
- David R. Hagler and Marcello M. Viega are "independent".
- All of the members of the audit committee are financially literate.

At no time since the commencement of the Corporation's most recently completed financial year, has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors.

Since the effective date of MI 52-110, the Corporation has not relied on either of the exemptions contained in section 2.4. *De Minimis Non-audit Services,* or section 8, *Exemptions.* Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Corporation's Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

Set forth below are details of certain service fees paid to the Corporation's external auditor in each of the last two fiscal years:

Financial Year End	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
Oct.31/2003	$12,500	Nil	Nil	Nil
Oct.31/2004	$9,100	Nil	Nil	Nil

(1) The aggregate fees billed by the Corporation's external auditor

(2) The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Corporation's external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported under "Audit Fees".

(3) The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation's external auditor for tax compliance, tax advice and tax planning.

(4) The aggregate fees billed in each of the last two fiscal years for products and services provided by the Corporation's external auditor, other than the services reported under clauses 1, 2 and 3 above.

D. Board Approvals and Review

No formal description has yet been established of the types of decisions by the Corporation which will require prior Board approval. To date, all substantive decisions involving acquisitions, major financings, major asset sales, budgets and major business initiatives have been referred to the Board. Having regard to the size of the Board (five) and the relatively frequent and active nature of the current Board involvement in the Corporation's business affairs, no formal mechanism related to nominations for the Board or review of performance of Board shareholders is contemplated. As and when the Corporation's activities evolve beyond the early stages of exploration for mineral interests, Board size and review criteria will likely be further considered.

E. Shareholder Feedback and Liaison

To date shareholder inquiries and concerns have been dealt with directly by management.

The Board of Directors of the Corporation as a whole is cognizant of the desirability of further developing the Corporation's approach to corporate governance. Currently the Corporation's ongoing operations are very narrowly focused (exploration for minerals interests in Venezuela) and the Board and management meet and discuss Corporation business frequently. As the scale of the Corporation's operations and its employee and management base increase, the Board expects that its size may increase modestly and the formality of its corporate governance processes may also be reviewed.

The Corporation's corporate governance practices comply with the Guidelines.

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Corporation and to the appropriate governmental agencies, have been approved in substance by the directors of the Corporation pursuant to resolutions passed as of March 1, 2005.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Cadre Resources Ltd.

"R. Page Chilcott"

R. Page Chilcott, President

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Schedule "A" to the Information Circular of Cadre Resources Ltd. (the "Corporation")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a) "Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of the Corporation or acted in a similar capacity during the most recently completed financial year;

(b) "Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of the Corporation or acted in a similar capacity during the most recently completed financial year;

(c) "long-term incentive plan" or "LTIP" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d) "measurement period" means the period beginning at the "measurement point" which is established by the market close on the last trading day before the beginning of the Corporation's fifth preceding financial year, through and including the end of the Corporation's most recently completed financial year. If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e) "Named Executive Officers" or "NEOs" means the following individuals:

(i) each CEO;
(ii) each CFO;
(iii) each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and
(iv) any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year end.

(f) "normal retirement age" means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g) "options" includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to an NEO by a third party or a non-subsidiary affiliate of the Corporation in respect of services to the Corporation or a subsidiary of the Corporation.

(h) "plan" includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased. It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i) "replacement grant" means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j) "repricing" of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR. Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k) "stock appreciation right" or "SAR" means a right, granted by the Corporation or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

During the fiscal year ended October 31, 2004, the Corporation had two Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a) R. Page Chilcott, the President; and
(b) Stanley L. Sandner, the Chairman and Chief Executive Officer.

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	**Year (1)**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen-sation ($)(3)**	**Securities Under Options/ SARs granted (#)**	**Shares or Units subject to Resale Restrictions ($)(2)**	**LTIP payouts ($)**	**All Other Compen-sation ($)(4)**
R. Page Chilcott, President	2002 2003 2004	Nil Nil Nil	n/a n/a n/a	n/a n/a n/a	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$66,000(5) $66,000(5) $66,000(5)
Stanley L. Sandner Chairman and CEO	2002 2003 2004	Nil Nil Nil	n/a n/a n/a	n/a n/a n/a	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$79,920(6) $79,920(6) $71,280(6)
Campbell H. Pearson, CFO(7)	2002 2003 2004	Nil Nil Nil	n/a n/a n/a	n/a n/a n/a	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$30,000 $30,000 $30,000

Notes: (1) November 1 to October 31.

(2) Includes the dollar value (net of consideration paid by the NEO) calculated by multiplying the closing market price of the Corporation's freely trading shares on the date of grant by the number of stock or stock units awarded.

(3) Perquisites and other personal benefits, securities or property for the most three most recently completed financial years do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus.

(4) Including, but not limited to, amount paid, payable or accrued upon resignation, retirement or other termination of employment or change in control and insurance premiums with respect to term life insurance.

(5) Pursuant to the terms and conditions of a Consulting Agreement, dated January 5, 1995, as extended, between the Corporation and RPC Holdings Ltd., a non-reporting company controlled as to 50% by R. Page Chilcott and as to 50% by his wife, Sally Chilcott.

(6) Payable to Samarina Management Consultants, a non-reporting company controlled by the Sandner Family Trust, of which Stanley L. Sandner, a director of the Corporation, is a beneficiary.

(7) Campbell H. Pearson was appointed CFO effective as of May 5, 2004.

Options and SARs

No incentive stock options were granted to the Named Executive Officers during the most recently completed financial year (November 1, 2003 to October 31, 2004) (the "Financial Period").

The following table sets forth details of incentive stock options exercised by the Named Executive Officers during the Financial Period and the financial year-end value of unexercised options:

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized (\$)[2]	Unexercised Options/SARs at Oct.31, 2004 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money[1] Options/SARs at Oct.31, 2004 (\$) Exercisable/ Unexercisable
Stanley L. Sander	66,666	\$5,994.94	119,334/nil	Nil/nil
Campbell H. Pearson	10,000	\$900.00	85,000/nil	Nil/nil

(1) "In-the-money" means the excess of the market value of the common shares of the Company on October 31, 2004 (\$0.16) over the base price of the options (\$0.20).

(2) "Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

Pension Plan

The Corporation does not have a pension plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Corporation or any of its subsidiaries and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Corporation or any of its subsidiaries, with respect to the Named Executive Officers.

Compensation of Directors

During the Financial Period, no compensation was paid or is payable by the Corporation to the directors of the Corporation, other than the Chief Executive Officer (the "Other Directors"), or the Corporation's subsidiaries, if any, for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or
(b) as consultants or experts.

The Corporation has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options. During the Financial Period:

(a) no incentive stock options to purchase common shares of the Corporation were granted to the Other Directors.
(b) the Other Directors, as a group, did not exercised any incentive stock options to purchase common shares of the Corporation.

Schedule "B" to the Information Circular of
Cadre Resources Ltd. (the "Corporation")

CHARTER OF THE AUDIT COMMITTEE

Purpose

The purpose of the Audit Committee (the "Committee") is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

- The audit process;
- The financial accounting and reporting process to shareholders and regulatory bodies; and
- The system of internal financial controls.

Composition

The Committee shall consist of three Directors, the majority of whom are "independent" within the meaning of Multilateral Instrument 52-110, *Audit Committees,* for so long as the Corporation is a "venture issuer", as defined therein. The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Corporation. Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements. One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

Duties

The Committee's duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Corporation's financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

The specific duties of the Committee are as follows:

- Management Oversight:
    - Review and evaluate the Corporation's processes for identifying, analyzing and managing financial risks that may prevent the Corporation from achieving its objectives;
    - Review and evaluate the Corporation's internal controls, as established by Management;

- Review and evaluate the status and adequacy of internal information systems and security;
- Meet with the external auditor at least one a year in the absence of Management;
- Request the external auditor's assessment of the Corporation's financial and accounting personnel;
- Review and evaluate the adequacy of the Corporation's procedures and practices relating to currency exchange rates and the timing of advances to Matrix Metals Ltd.; and
- Review and evaluate the Corporation's banking arrangements.

• External Auditor Oversight

- Review and evaluate the external auditor's process for identifying and responding to key audit and internal control risks;
- Review the scope and approach of the annual audit;
- Inform the external auditor of the Committee's expectations;
- Recommend the appointment of the external auditor to the Board;
- Meet with Management at least once a year in the absence of the external auditor;
- Review the independence of the external auditor on an annual basis;
- Review with the external auditor both the acceptability and the quality of the Corporation's accounting principles; and
- Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

• Financial Statement Oversight

- Review the quarterly reports with both Management and the external auditor;
- Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;
- Review and discuss with Management the annual audited financial statements; and
- Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

CADRE RESOURCES LTD.

FINANCIAL STATEMENTS
(Expressed in United States dollars)

OCTOBER 31, 2004

AUDITORS' REPORT

To the Shareholders of
Cadre Resources Ltd.

We have audited the balance sheets of Cadre Resources Ltd. as at October 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada — Chartered Accountants

February 7, 2005

CADRE RESOURCES LTD.
BALANCE SHEETS
(Expressed in United States dollars)
AS AT OCTOBER 31

	2004	2003 (As Restated- Note 3)
ASSETS		
Current		
Cash	$ 13,036	$ 1,320
Receivables	4,747	3,772
	17,783	5,092
Deferred share issue costs	1,333	-
Equipment (Note 4)	7,713	-
	$ 26,829	$ 5,092
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Accounts payable and accrued liabilities	$ 456,474	$ 587,132
Advances payable (Note 5)	-	143,629
	456,474	730,761
Shareholders' deficiency		
Capital stock (Note 6)	5,338,210	4,881,573
Subscriptions received (Note 6)	100,000	-
Cumulative translation adjustment (Note 3)	(80,331)	(54,531)
Deficit	(5,787,524)	(5,552,711)
	(429,645)	(725,669)
	$ 26,829	$ 5,092

Nature and continuance of operations (Note 1)
Proposed transaction (Note 12)
Subsequent event (Note 13)

On behalf of the Board:

"Stanley L. Sandner" Director *"R. Page Chilcott"* Director

Stanley6 L. Sandner R. Page Chilcott

The accompanying notes are an integral part of these financial statements.

CADRE RESOURCES LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)
YEAR ENDED OCTOBER 31

	2004	2003 (As Restated- Note 3)
EXPENSES		
Amortization	$ 1,237	$ -
Bank charges and interest	1,088	730
Management and consulting fees	139,365	122,891
Office and miscellaneous	16,516	7,987
Professional fees	18,235	38,556
Shareholder costs and listing fees	15,313	5,161
Telephone	3,934	2,733
Travel and promotion	39,125	19,727
Loss for the year	(234,813)	(197,785)
Deficit, beginning of year	(5,552,711)	(5,354,926)
Deficit, end of year	$ (5,787,524)	$ (5,552,711)
Basic and diluted loss per share	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding	12,591,736	9,852,400

The accompanying notes are an integral part of these financial statements.

CADRE RESOURCES LTD.
STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)
YEAR ENDED OCTOBER 31

	2004	2003 (As Restated - Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (234,813)	$ (197,785)
Item not affecting cash:		
Amortization	1,237	-
Changes in non-cash working capital items:		
Increase in receivables	(613)	(1,389)
Increase (decrease) in accounts payable and accrued liabilities	(89,216)	5,480
Net cash used in operating activities	(323,405)	(193,694)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of equipment	(8,950)	-
Net cash used in investing activities	(8,950)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued for cash	236,637	141,668
Subscriptions received	100,000	-
Deferred share issue costs	(1,232)	-
Net cash provided by financing activities	335,405	141,668
Effect of foreign exchange on cash	8,666	46,241
Change in cash during the year	11,716	(5,785)
Cash, beginning of year	1,320	7,105
Cash, end of year	$ 13,036	$ 1,320
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these financial statements.

(Expressed in United States dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and was continued under the Canada Business Corporations Act on June 19, 1995. The Company's principal business activity is the acquisition and exploration of resource properties and is considered to be in the exploration stage.

On March 12, 2002, the Company was designated inactive by the TSX Venture Exchange ("TSX-V") and was transferred to the NEX Board on August 18, 2003. The Company is subject to restrictions on share issuances and certain types of payments as set out in NEX policies.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from its creditors, complete public equity financings or generate profitable operations in the future.

	2004	2003
Working capital (deficiency)	$ (438,691)	$ (725,669)
Deficit	(5,787,524)	(5,552,711)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon the exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years ended October 31, 2004 and 2003, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Share issue costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred share issue costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

Foreign currency translation

The Company reports using the United States dollar. During the current fiscal year, the Company determined its functional currency is the Canadian dollar and, accordingly, changed from the temporal method to the current rate method pursuant to EIC 130 of the CICA (Note 3). Using the current rate method, all assets and liabilities denominated in foreign currencies are translated into United States dollar equivalents at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the time of the transaction. Gains and losses arising on translation are included as a separate component of shareholders' deficiency.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recorded on a declining balance basis at the following annual rates:

Office equipment	30%
Furniture	20%

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation

Effective November 1, 2002, the Company adopted the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of grant. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

(Expressed in United States dollars)

3. CHANGE IN ACCOUNTING POLICY

During the current year, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by EIC 130 issued by the CICA (Note 2). The standard requires restatement and therefore, financial statements for all periods presented have been restated. The cumulative impact of this change as at October 31, 2002 was to create a cumulative translation adjustment of $5,330, and an offsetting decrease in deficit. The impact of this change as at October 31, 2003 was an increase of $49,201 in cumulative translation adjustment and an offsetting decrease in loss for the year ended October 31, 2003 and deficit. The impact of this change on loss for the year ended October 31, 2003 was a decrease of $0.01 in loss per share.

4. EQUIPMENT

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture	$ 2,100	$ 210	$ 1,890	$ -
Office equipment	6,850	1,027	5,823	-
	$ 8,950	$ 1,237	$ 7,713	$ -

5. ADVANCES PAYABLE

	2004	2003
Advances from a shareholder, non-interest bearing, unsecured with no fixed terms of repayment	$ -	$ 43,629
Advances from a director, non-interest bearing, unsecured, with no fixed terms of repayment.	-	100,000
	$ -	$ 143,629

During the year ended October 31, 2004, the advances were settled with the issuance of shares (Note 6).

(Expressed in United States dollars)

6. CAPITAL STOCK

	Number of Shares		Amount
Authorized			
100,000,000 common shares, without par value			
Issued			
Balance, October 31, 2002	8,971,715	$	4,739,905
Private placements	1,250,000		125,000
Finder's fee	50,000		5,000
Exercise of options	150,000		16,668
Share issue costs	-		(5,000)
Balance, October 31, 2003	10,421,715		4,881,573
Private placement	2,059,138		230,000
Exercise of options	76,666		11,450
Debt settlement	1,969,227		220,000
Share issue costs	-		(4,813)
Balance, October 31, 2004	14,526,746	$	5,338,210

During the year ended October 31, 2004, the Company:

a) Completed a private placement consisting of 2,059,138 units at a price of CDN$0.145 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable at a price of CDN$0.19 per share for a period of one year.

b) Issued 1,969,227 common shares at a price of CDN$0.145 to settle $220,000 in debt.

c) Issued 76,666 common shares on exercise of stock options.

d) The Company received $100,000 subscriptions towards a private placement which has yet to be completed.

During the year ended October 31, 2003, the Company:

a) Issued 400,000 common shares at a price of US$0.10 per share pursuant to a non-brokered private placement.

b) Issued 150,000 common shares at a price of CDN$0.15 per share pursuant to the exercise of stock options.

c) Issued 250,000 common shares at a price of US$0.10 per share pursuant to a non-brokered private placement.

d) Issued 600,000 units at a price of US$0.10 per unit pursuant to a non-brokered private placement. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable at a price of US$0.10 per share for a period of two years. A finder's fee consisting of 50,000 common shares at a price of US$0.10 per share was also paid.

(Expressed in United States dollars)

6. CAPITAL STOCK (cont'd...)

The Company has a Stock Option Plan (the "Plan") whereby it is authorized to grant options to directors, officers, employees and consultants to a maximum of 2,080,000 common stock. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock options and warrants

As at October 31, 2004, the following stock options and warrants were outstanding:

	Number of Shares		Exercise Price	Expiry Date
Options	70,000	CDN $	0.20	February 7, 2005 (subsequently exercised)
	223,334		0.20	February 2, 2006
	111,000		0.15	May 25, 2006
Warrants	600,000	US$	0.10	June 27, 2005
	2,059,138	CDN $	0.19	April 14, 2005

Stock option transactions are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Outstanding, October 31, 2002	631,000	CDN$	0.18
Granted	-		-
Exercised	(150,000)		0.15
Expired/cancelled	-		-
Outstanding, October 31, 2003	481,000		0.19
Granted	-		-
Exercised	(76,666)		0.20
Expired/cancelled	-		-
Outstanding, October 31, 2004	404,334	CDN$	0.19
Exercisable, October 31, 2004	404,334	CDN$	0.19

(Expressed in United States dollars)

7. RELATED PARTY TRANSACTIONS

Included in accounts payable as at October 31, 2004 is $303,516 (2003 - $429,379) due to directors and companies controlled by directors of the Company. Advances payable of $100,000 and accounts payable of $76,371 due to a director of the Company were settled with shares during the current year. Additional advances owing to a shareholder of $43,629 were assumed by a director and were also settled with shares during the current year.

During the year ended October 31, 2004, the Company paid or accrued management and consulting fees of $124,696 (2003 - $102,719) to directors and companies controlled by directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transaction for the year ended October 31, 2004 consisted of the Company issuing 1,969,227 common shares at a price of CDN$0.145 per share to settle advances payable of $143,629 and accounts payable of $76,371.

The significant non-cash transaction for the year ended October 31, 2003 consisted of the Company issuing 50,000 common shares at a price of US$0.10 per share as a finder's fee.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

10. SEGMENTED INFORMATION

The Company currently operates in Canada in one reportable operating segment, being the acquisition and exploration of resource properties.

(Expressed in United States dollars)

11. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2004	2003
Loss for the year	$ (234,813)	$ (197,785)
Expected income tax (recovery)	$ (83,593)	$ (74,367)
Deductible expenses for tax purposes	(11,162)	(738)
Unrecognized benefit of non-capital losses	94,755	75,105
Total income taxes	$ -	$ -

The significant components of the Company's future income taxes assets are as follows:

	2004	2003
Future income tax assets:		
Non-capital loss carryforwards	$ 767,292	$ 775,691
Equipment	5,429	4,365
Resource deductions	273,750	248,216
Share issuance costs	5,884	6,819
Future income tax assets before valuation allowance	1,052,355	1,035,091
Less: valuation allowance	(1,052,355)	(1,035,091)
Net future income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately CDN$2,627,000. These losses, if not utilized, will expire beginning in the fiscal year ending October 31, 2005. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements.

12. PROPOSED TRANSACTION

The Company has filed a formal application in Venezuela for mineral concessions and a proposed sediment removal program. The Company is awaiting written acceptance of the application. The application requests exclusive mining rights to 25 concessions along the lower Caroni River, Bolivar State, consisting of two non-contiguous blocks and comprising approximately 12,463 ha.

13. SUBSEQUENT EVENT

Subsequent to October 31, 2004, the Company issued 70,000 shares for proceeds of CDN$14,000 on exercise of stock options.



BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y	M	D
Cadre Resources Ltd.			04	10	31	05	03	15
ISSUER ADDRESS								
P.O. Box # 2297								
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.		
Vancouver	B.C.	V6B 3W5	(250) 447-9149			(250) 447-6641		
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.		
R. Page Chilcott		Director				(250) 447-6641		
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS						
investorrelations@cadreresources.com		cadreresources.com						

CERTIFICATE

The two schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained therein. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
" R. Page Chilcott"	R. Page Chilcott	05	03	15
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Stanley L. Sandner"	Stanley L. Sandner	05	03	15

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

SCHEDULE B - SUPPLEMENTAL INFORMATION

1) Analysis of expenses and deferred costs

   See Schedule A Financial Statements

2) Related party transactions

   See Schedule A Financial Statements

3) Summary of securities issued and options granted during the period

   a) Summary of securities issued

Date of Issue	Type of Security	Type of Issue	# of Shares	US$ Price	Total Proceeds	Type of Consideration	Commission Paid US$
04/02/04	Common	Options exercised	66,666	$0.15	$ 10,000	Cash	Nil
04/14/04	Common	Private Placement	2,059,138	$0.11	$230,000	Cash	Nil
04/22/04	Common	Options exercised	10,000	$0.15	$ 1,450	Cash	Nil
04/29/04	Common	Debt Settlement	1,969,227	$0.11	$220,000	Debt reduced	Nil

   b) Summary of options granted

Date	# of shares	Optionee	Price	Expiry
	NIL			

4) Summary of securities as at the end of the reporting period

   See Schedule A Financial Statements

5) Directors & Officers of the company - Stanley Sandner – Chairman & CEO
   David R. Hagler
   R. Page Chilcott - President
   Carlos Bacalao Romer
   Marcello M. Veiga

SCHEDULE C - MANAGEMENT DISCUSSION

Description Of Business

Employing modern technology, the Company is engaged in the acquisition and economic development of alluvial mineral deposits on the lower Caroni River, Venezuela. These deposits contain gold, diamonds, titanium and fresh water sand and gravel. In addition, the exploitation process will use ecologically sound and proven processes to remove existing pollutants.

Operations and Financial Condition

a) Loss - The Company incurred a net loss on operations of ($234,813) for the year compared to a loss of ($197,785) for the prior year. This amounts to an increase of $37,028. The largest variations were in Office and miscellaneous costs, Management and consulting fees, Shareholder costs and Travel costs. Foreign exchange rates on the Canadian dollar were a major factor in these variances.

b) Mineral Properties - The Company has filed a formal application with authorities in Venezuela for mineral concessions. Government officials have orally accepted the proposed exploitation plan and the Company is diligently pursuing a written acceptance. The application requests exclusive mining rights to 25 concessions along the lower Caroni River, Bolivar State, consisting of two non-contiguous blocks and comprising approximately 12,463 ha. The filing has been made to the Ministry of Mines pursuant to Venezuela Mining Law and to other affected regulatory bodies. Acceptance of the application for these exclusive rights, subject to financing, will lead to a feasibility study including a full-scale technical, economic and environmental study of the large-scale exploitation potential of the concessions. Exclusive concession tenure, titles and permitting along with government acquiescence and support would be included in this study. Completion of this phase will include final projected operating and capital costs of the project. Successful conclusion will depend upon the Company obtaining adequate financing and government approvals.

c) Investor Relations - The Company currently has no agreements to provide investor relation services. Discussions have been held with various parties.

Financing

The company has successfully completed private placements for US$230,000 and a further $100,000 is in progress. Options were exercised to provide a further US$22,900. The proceeds will be used for working capital and furtherance of the project in Venezuela. The company also settled debts with a non-arms length creditor for US$220,000.

Liquidity And Solvency

The Company has incurred losses since inception and has a working capital deficiency of US$438,691. These factors create significant doubt as to the ability of the Company to continue as a going concern.

The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements currently being considered, the continuing support of its creditors or the completion of a business combination with a company which would assist in obtaining necessary financing.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CADRE RESOURCES LTD. (the "Company")

TO BE HELD AT 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2

ON Wednesday, April 13, 2005, AT 11:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, **Stanley L. Sandner**, a Director of the Company, or failing this person, **R. Page Chilcott**, a Director of the Company, or in the place of the foregoing, ______________________ *(print the name)*, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: ______________________________

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Davidson & Company as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditor's remuneration			N/A
3. To elect as Director, **R. Page Chilcott**		N/A	
4. To elect as Director, **Stanley L. Sandner**		N/A	
5. To elect as Director, **David R. Hagler**		N/A	
6. To elect as Director, **Carlos Bacalao, Römer**		N/A	
7. To elect as Director, **Marcello M. Viega**		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

82-2911

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be received at the office of **Computershare Trust Company of Canada** no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to he commencement of te Meeting. The mailing address of Computershare Trust Company of Canada is:

Computershare Trust Company of Canada
Proxy Dept., 100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Fax: within North America: 1-866-249-7775 Outside North America: (416) 263-9524

82-2911

Cadre Resources Ltd.

(the "Company")

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 *Continuous Disclosure Obligations*, effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD & A"), the interim financial statements and MD & A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statements unless this card is completed and returned to:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1.

Copies of all previously issued annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD & A for the ensuing financial year.

Please select one or both of the following options:

Annual Financial Statements & MD&A	**Yes**	☐	**No**	☐
Quarterly Financial Statements & MD&A	**Yes**	☐	**No**	☐

Name: ______________________ Address: ______________________

City/Prov/State/ Postal Code: ______________________

Signature: ______________________

Date: ______________________ Fax No.: ______________________

CUSIP: 127 63 W 101

SCRIP COMPANY CODE: CSLQ

p:\clients\1-sedar\cadre\am\2005\cslfsrequest.doc